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                                                                     EXHIBIT 20

[DIRECTV LOGO]                     NEWS                           [HUGHES LOGO]

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                         HUGHES TO ACQUIRE USSB

         TRANSACTION WILL EXTEND DIRECTV'S LEADERSHIP POSITION

     EL SEGUNDO, CA, December 14, 1998 -- Hughes Electronics Corporation, a subsidiary of General Motors Corporation, announced today that it has signed a definitive merger agreement with United States Satellite Broadcasting Company, Inc. (USSB) (NASDAQ: USSB) to acquire the business and assets of USSB in a transaction valued at approximately $1.3 billion, based on the Friday, December 11, 1998 closing price of General Motors Class H (GMH) common stock on the New York Stock Exchange of $38.25 per share.

     Hughes will combine its DIRECTV business with USSB's assets and business at the 101 degree West Longitude (WL) orbital slot, which will further strengthen DIRECTV's position as the nation's largest direct broadcast satellite (DBS) television service. The transaction also includes USSB's three frequencies at 110 degrees WL which, pending Federal Communications Commission (FCC) approval, DIRECTV will use to launch Spanish-language services in 1999. DIRECTV currently has more than 4.3 million subscribers.

     The merger will enable DIRECTV to achieve substantial cost savings through the consolidation of duplicative operations, and increase its average revenue per subscriber. The transaction will also allow DIRECTV to provide a simplified consumer offering and expand its 185-channel programming lineup to more than 210 channels via the addition of premium multi-channel movie services such as HBO and Showtime.


                                                                   More . . .

                                   Exhibit 20-1

2-2-2-2-2
HUGHES TO ACQUIRE USSB

     "In just four years, DIRECTV has changed the way millions of Americans watch TV and today's announcement marks the beginning of a new chapter in our business," said Eddy W. Hartenstein, president of DIRECTV. "USSB has been our partner since day one and this transaction reflects our ongoing commitment to offer consumers a superior alternative to cable television."

     "This merger will simplify the purchase decision process for prospective subscribers at retail and enhance our programming lineup and packaging flexibility with the addition of premium programming, such as HBO and Showtime," added Hartenstein. "We also believe this transaction will strengthen DIRECTV's brand awareness among consumers, and increase our already strong customer satisfaction ratings via a simplified and streamlined customer service experience."

     Upon completion of the merger, DIRECTV will consolidate billing, customer service, remittance processing and broadcasting centers now maintained by USSB.

     "The Hubbard family members are broadcasting pioneers," added Hartenstein. "They are visionaries who, along with all USSB employees, deserve credit for building a successful satellite TV service, and for taking a leading role in the development and phenomenal growth of the DBS industry."

     DIRECTV subscribers will also benefit from a new service that will utilize USSB's three FCC-licensed frequencies at 110 degrees WL. Upon the successful launch of the DIRECTV 1-R satellite next year, DIRECTV intends to relocate DBS 1 from 101 degrees to 110 degrees, and launch a comprehensive package of services targeted to the U.S. Spanish-speaking population. The services will be available through a single 18-inch dish, which will be capable of receiving both the new Spanish-language programming and DIRECTV's current offerings from 101 degrees WL.

     "Our planned roll out of Spanish-language services will deliver a diverse line-up of quality and relevant programming to an underserved, but rapidly growing market," said Hartenstein.

                                                                   More . . .

                                   Exhibit 20-2

3-3-3-3-3
HUGHES TO ACQUIRE USSB

     Under the agreement, USSB shareholders can elect to receive cash or GMH stock equal in value to .3775 shares of GMH stock for each outstanding share of USSB common stock. This exchange ratio is fixed as long as the 20-trading day weighted average price of GMH stock ending two days prior to the closing date of the transaction is within a range of $27.82 to $47.68 per share. The value of the maximum aggregate number of GMH shares to be issued cannot exceed 70% of the total consideration to be received by all USSB shareholders. The transaction is intended to permit tax-free treatment to USSB shareholders to the extent they receive GMH shares.

     The merger, which is subject to USSB shareholder approval and the receipt of appropriate regulatory and antitrust approvals, is expected to close mid-1999.

     The earnings of Hughes Electronics are used to calculate the earnings per share attributable to GMH (NYSE symbol) common stock. DIRECTV is the nation's leading direct broadcast satellite service with more than 4.3 million subscribers. DIRECTV is a registered trademark of DIRECTV, Inc., a unit of Hughes Electronics Corporation. Visit Hughes and DIRECTV on the World Wide Web at www.hughes.com and www.directv.com, respectively.


                                                  ###

Contact:          Richard Dore                    Bob Marsocci
                  Hughes Electronics              DIRECTV, Inc.
                  (310) 662-9670                  (310) 726-4656


                                   Exhibit 20-3